BD

02021199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC File No. 8-38692

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 29 2002
513

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:
Patagon.com Securities Corp.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)	(City)	(State)	(Zip Code)
1680 Michigan Avenue 11th Floor	Miami Beach	Florida	33139

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code--Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report (*)

Arthur Andersen LLP
1111 Brickell Avenue, Suite 1700 Miami Florida 33131

CHECK ONE:

- ☑ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 03 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

(*) Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC1410(3-91)

PATAGON.COM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 820,529
COMMISSIONS RECEIVABLE	17,001
CASH HELD IN CLEARING ACCOUNTS	103,929
OTHER ASSETS	5,413
Total assets	$ 946,872

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 27,518
Accrued expenses and other current liabilities	354,848
Total liabilities	382,366
STOCKHOLDER'S EQUITY:	
Capital stock, par value $1.00, 960 shares authorized, issued and outstanding	960
Additional paid-in capital	24,790,898
Accumulated deficit	(24,227,352)
Total stockholder's equity	564,506
Total liabilities and stockholder's equity	$ 946,872

The accompanying notes are an integral part of this statement.